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                            UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*


                     PMC INTERNATIONAL INC.
                        (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                            693437105
                         (CUSIP Number)

David L. Andrus, 555 - 17th Street, 14th Floor, Denver, CO  80202
                         (303) 292-1177
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        November 1, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement.  X
(A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No.        693437105                 Page _____ of _____ Pages

  1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           DAVID LEON ANDRUS
                              ####-##-####

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)




  3    SEC USE ONLY



  4    SOURCE OF FUNDS*
                                   00

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S. CITIZEN

NUMBER OF    7    SOLE VOTING POWER
 SHARES                              336,768
BENEFICIALLY 8    SHARED VOTING POWER
 OWNED BY
  EACH       9    SOLE DISPOSTIVE POWER
REPORTING                            336,768
 PERSON     10    SHARED DISPOSTIVE POWER
  WITH

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                336,768

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 5.98%

  14   TYPE OF REPORTING PERSON*
                                  IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

This statement relates to the common stock, $0.01 par value, of PMC International, Inc., a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is 555 17th Street, 14th Floor, Denver, Colorado 80202.

Item 2.   Identity and Background.

This statement is filed by David L. Andrus ("Andrus"), whose address is 555 17th Street, 14th Floor, Denver, Colorado 80202. Andrus is an Executive
Vice President and a Director of the Issuer. Andrus is also a member and has ownership in Phillips & Andrus, LLC ("LLC"), a Colorado limited liability company. Andrus is a citizen of the United States. Andrus has not within the last five years, or at any previous time, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is the subject of a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws or the finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The common stock herein reported as being beneficially owned by Andrus was acquired as follows:

          (1) Option to Acquire 75,000 Shares. Andrus was granted an option by the Issuer on January 1, 1995 to purchase 75,000 shares of common stock of the Issuer in consideration of prior consulting services rendered to Issuer by Andrus. If and when the options are exercised, Mr. Andrus anticipates that the funds used in such purchase will be from his existing assets.

          (2) Option to Acquire 261,768 Shares. Pursuant to an Employment Agreement dated July 26, 1995 between Andrus, Issuer and Issuer's wholly-owned subsidiary, Portfolio Technology Services, Inc. ("PTS"), and a Shareholders' Agreement dated July 26, 1995 between Kenneth S. Phillips ("Phillips"), Andrus and LLC, Andrus was granted an option to purchase 654,422 shares of the ownership interest in the LLC, or in the alternative, 654,422 shares of the common stock of Issuer owned by LLC, 40% of which (or 261,768 shares), vested on November 1, 1995, the date Andrus began to render services as an employee of Issuer. The balance of the option vests 20% per year on the first, second and third anniversary of his employment date. If and when the options are exercised, Mr. Andrus anticipates that the funds used in such purchase will be from his existing assets.

Item 4.   Purpose of Transaction.

Andrus engaged in the transaction set forth under Item 3 above for the purpose of increasing his investment in the Issuer.

(a) Andrus has the following plans or proposals that relate to or would result in any acquisition of additional securities of Issuer. LLC entered into a Shareholders' Agreement with Phillips and Andrus wherein Andrus was granted an option to purchase 654,422 shares of the ownership interest in the LLC, or in the alternative, 654,422 shares of the common stock of Issuer from LLC. Andrus' option as to 40% of the shares vested on November 1, 1995 and Andrus' option with respect to the remaining shares vests 20% per year on the first, second and third anniversary of his employment date.

(b) Andrus does not currently have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

(c) Andrus does not currently have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d) Under certain provisions of (1) a Letter Agreement by and between Bedford Capital Financial Corporation ("Bedford") and Phillips and/or (2) a Shareholders' Agreement entered into by Bedford, the Issuer, Phillips, Andrus, and LLC, in the event that certain conditions arise, including, among others, the bankruptcy, insolvency, or default on obligations of Issuer (a "financial disaster"), Bedford may gain control of Issuer's board of directors. Pursuant to the Letter Agreement, Phillips has agreed to resign under certain circumstances to permit Bedford to designate additional directors and gain control of the board of directors of Issuer in the event of a financial disaster. Pursuant to the Shareholders' Agreement, in the event of a financial disaster, Issuer shall cause a special meeting of the board of directors to be called to consider an amendment to the bylaws of Issuer to expand the board of directors. In addition, if the financial disaster provisions of the Shareholder Agreement are triggered, Bedford shall gain control of Issuer's board of directors at the next annual meeting of shareholders by obtaining the right to designate four of Issuer's directors;

(e) Andrus does not currently have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Issuer;

(f) Andrus does not currently have any plans or proposals that relate to or would result in any other material change in Issuer's business or corporate structure;

(g) Issuer, LLC, Phillips, Andrus, and Bedford have entered into a Shareholders' Agreement pursuant to which the shareholders agree to give the shareholders who are parties to the Shareholders' Agreement a right of first refusal with respect to any proposed transfer of common stock;

(h) Andrus does not currently have any plans or proposals that relate to or would result in any class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) Andrus does not currently have any plans or proposals that relate to or would result in any class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

(j) Except as noted above, Andrus does not currently have any plans or proposals that relate to or would result in any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

(a) LLC has a beneficial interest in 1,643,845 shares of common stock of Issuer; such interest represents 29.67% of the common stock of Issuer. Andrus has a beneficial interest in options to purchase 336,768 shares of common stock of Issuer, including the 261,768 shares of common stock of Issuer held directly by the LLC; such interest represents 5.98% of the common stock of Issuer.

(b) LLC has the sole voting power and sole dispositive power of the 1,643,845 shares of common stock. In the event Andrus would exercise his options to purchase 336,768 shares of common stock of Issuer, including the 261,767 shares of common stock of Issuer held directly by the LLC, Andrus would have the sole voting power and sole dispositive power of 336,768 shares of common stock of Issuer.

(c) There have been no transactions in the common stock of Issuer that were effected by Andrus during the past sixty days.

(d) Pursuant to a Stock Pledge Agreement from the LLC to Marc N. Geman ("Geman"), the LLC's Promissory Note to Geman in the principal amount of $2,015,000 is secured by the pledge of the 1,643,845 shares of common stock of Issuer. The proceeds of the sale of any of the 1,643,845 shares will be utilized to discharge the obligation of LLC under the Note.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Andrus and/or LLC have entered into the following contracts and agreements which relate to the common stock of Issuer:

(a) An Employment Agreement dated July 26, 1995 between Andrus, Issuer and Issuer's wholly-owned subsidiary, Portfolio Technology Services, Inc. ("PTS"), which reflects the option granted to Andrus to purchase 654,422 shares of ownership interest in the LLC or in the alternative, 654,422 shares of the Common Stock of Issuer owned by LLC.

(b) A Shareholders' Agreement dated July 26, 1995 between LLC, Phillips and Andrus wherein Andrus was granted an option to purchase 654,422 shares of ownership interest in the LLC or in the alternative, 654,422 shares of the common stock of Issuer from LLC.

(c) A Shareholders' Agreement dated July 26, 1995 between Issuer, Bedford, Phillips, Andrus, and LCC wherein Bedford obtained rights to gain control of the Issuer's Board in the event of certain financial disasters and the parties to the agreement granted a right of first refusal to the other parties in connection with proposed transfers of the Issuer's common stock.

(d) A Stock Pledge Agreement dated July 26, 1995 between LLC and Geman wherein 1,643,845 shares of common stock of Issuer are pledged as security for payment of a Promissory Note dated July 27, 1995 from LLC to Geman in the total principal amount of $2,015,000.

(e) An Option Agreement dated July 26, 1995 between the LLC and Bedford Capital Financial Corporation wherein Bedford was granted an option to purchase 335,000 shares of the common stock of Issuer from LLC.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1 Employment Agreement dated July 26, 1995 between Andrus, Issuer and PTS.

Exhibit 2 Shareholders' Agreement dated July 26, 1995 between LLC, Phillips and Andrus, previously filed as an Exhibit to the Schedule 13D of Kenneth S. Phillips on August 11, 1995 and which is incorporated herein by reference.

Exhibit 3 Shareholders' Agreement dated July 26, 1995 between LLC, Phillips, Andrus, Bedford & Issuer, previously filed as an Exhibit to the Schedule 13D of Bedford Capital Financial Corporation on August 7, 1995 and which is incorporated herein by reference.

Exhibit 4 Stock Pledge Agreement dated July 26, 1995 between LLC and Geman, previously filed as an Exhibit to the
          Schedule 13D of Kenneth S. Phillips on August 11, 1995 and which is incorporated herein by reference.

Exhibit 5 Bedford Option Agreement dated July 26, 1995 between
          LCC and Bedford, previously filed as an Exhibit to the
          Schedule 13D of Kenneth S. Phillips on August 11, 1995 and which is incorporated herein by reference.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 29, 1995             /s/  David L. Andrus
                              David L. Andrus

                          EXHIBIT INDEX


EXHIBIT                                                                 Page
   1    Employment Agreement                                              8
   2    Shareholders Agreement-LLC, Phillips & Andrus                     *
   3    Shareholders Agreement - LLC, Phillips, Andrus, Bedford & Issuer  *
   4    Stock Pledge Agreement - LLC & Geman                              *
   5    Bedford Option Agreement - LLC & Bedford                          *

*  Incorporated herein by reference

                      EMPLOYMENT AGREEMENT

This Employment Agreement (this "Agreement") is made and entered into as of July 26, 1995, among PMC International, Inc., a Colorado corporation (the "Company"), Portfolio Technology Services, Inc., a Colorado corporation ("PTS") and David L. Andrus (the "Executive").

                            RECITALS

A. The Executive has provided the Company his services as a consultant with respect to, among other things, developing portfolio management technologies, from January 1994, and in such capacity Executive has rendered faithful and valuable service to the Company.

B. The Company desires to employ the Executive as its Executive Vice President and as president of PTS, the Company's wholly-owned subsidiary, and to more fully identify his interest with the future and success of the Company. The Executive desires to be so employed by, and identified with, the Company, all upon the terms and conditions set forth in this Agreement.

In consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                           AGREEMENT

1. Employment; Positions; Term. The Company hereby employs the Executive, and the Executive hereby accepts employment with the Company and PTS, in the capacity of Executive Vice President and President, respectively. Subject to Section 4, the term of the Executive's employment under this Agreement shall be for three (3) years, beginning November 1, 1995. The term of this Agreement shall be extended for successive one-year periods on November 1 of each year beginning November 1, 1998, unless on or before August 1, prior to any such renewal date the Company or the Executive provides written notice to the other of its intention not to renew.

2. Duties, Responsibilities and Authority. In his capacity as Executive Vice President, the Executive shall have primary responsibility for interacting with, and coordinating the executive management and business activities of, PTS and the other wholly-owned subsidiaries of the Company. In his capacity as President of PTS, the Executive shall have primary responsibility for overall management of the business affairs of PTS. Executive shall perform such other duties as are prescribed by applicable law and the bylaws of PTS and the Company for the offices which the Executive shall hold pursuant to this Agreement, all of which duties shall be conducted in accordance with policies established by the Company's board of directors (the "Board") or the President of the Company. The Executive shall be subject to the direction and control of the President. The Executive shall devote his full professional and managerial time and effort to the performance of his duties as Executive Vice President of the Company and President of PTS and he shall not engage in any other business activity or activities which, in the judgment of the President or the Board, do, in fact, conflict with the performance of his duties under this agreement.

                                                  EXHIBIT 1

3.  Compensation.

(a) Salary. For services rendered under this Agreement, the Company shall pay the Executive a base salary of $240,000 per annum beginning November 1, 1995.

(b) Annual Review. The Executive's salary will not be reviewed during the first year of the initial three-year term of this Agreement. The Executive's first salary review shall be for the period ending October 31, 1996, and, as appropriate, his salary may be adjusted effective November 1, 1996, and shall be reviewed annually thereafter during the term of this Agreement or any renewal term hereof. The Executive's base salary shall not be subject to reduction, however, without the Executive's consent.

(c) Benefits and Vacation. The Executive shall be eligible to participate in such insurance programs (health, disability, or life) or such other health, dental, retirement, or similar employee benefits programs as the Board may approve, on a basis comparable to that available to other officers and executive employees of the Company. The Executive shall be entitled to four
(4) weeks of paid vacation during each year of his employment under this Agreement. Vacation time may be accumulated for one (1) year beyond the year for which it is accrued and used any time during such year, but any vacation time not used during such additional year shall be forfeited. The value of any accrued but unused vacation time shall be paid in cash to the Executive upon termination of his employment for any reason.

(d) Stock Options.

(i) The Company has made arrangements with one or more existing holders of shares of the Company's Common Stock, for such shareholder(s) to grant to the Executive an option (the "Option") to purchase up to 654,422 shares (the "Shares") of the Common Stock at a purchase price of $1.21 per share, the Option to vest as to forty percent (40%) of the Shares on the date on which Andrus begins to render his services hereunder and, as to one-third (1/3) of the remaining sixty percent (60%) thereof on each of the first, second and third anniversaries of such date. The Option shall be subject to the terms and conditions of any agreement between any third party and either the Company the Executive entered to effectuate the Option. The Shares are subject to and are entitled to the benefits of that certain Registration Rights Agreement dated the date hereof among the Company and certain of its shareholders.

(ii) In addition to the Option provided for in subsection 3(d)(i), the Executive may participate in stock option programs of the Company in accordance with the policies applicable to other officers of the Company, upon such terms as the Board or the administrators of such programs in their discretion determine. Notwithstanding any of the provisions of this subsection 3(d), the options provided for hereunder shall vest immediately as to all of the Andrus Option Shares upon either a Change in Control (as defined herein) in the Company or the due authorization of actions to cause the common stock of the Company to become unregistered and privately traded.

(e) Reimbursement of Expenses. The Company shall reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive in connection with the businesses of the Company and PTS and in the performance of his duties under this Agreement upon the Executive's presentation to the Company of an itemized accounting of such expenses with reasonable supporting data.

4. Termination. Either party may terminate the Executive's employment under this Agreement, without cause, upon ninety (90) days' written advance notice to the other party, but subject to the provisions of Section7 hereof.
The Company may terminate the Executive's employment for "Cause"
(as hereinafter defined) effective immediately upon the giving written notice stating the basis for such termination. For purposes of this Agreement, "Cause" shall mean (a) a breach of this Agreement and either (i) such breach is not cured within 30 days after notice from the Company specifying the action which constitutes the breach and demanding its discontinuance, or (ii) such breach is cured and the breach recurs during or after such 30-day period,
(b) exhibited willful disobedience of or repeated failure to perform reasonable directions of the Board, or committed gross malfeasance in performance of his duties hereunder or acts resulting in an indictment charging the Executive with the commission of a felony; engaging in fraud, misappropriation or embezzlement; disclosure of confidential information in violation of this Agreement; or willfully engaging in conduct materially injurious to the Company. A material failure to perform his duties hereunder that results from the disability of the Executive shall not be considered Cause for his termination.

5. Disability. If the Executive shall be prevented by illness, accident, or other incapacity from properly performing his duties hereunder (and, if required by the Company, upon the furnishing of evidence satisfactory to the Company of such disability), the Company shall, during the continuance of his disability, but only for the remaining term of this Agreement, pay the Executive his compensation payable under the provisions of Section 3 (less the amount of any benefits paid to Executive under any disability insurance provided by the Company) and continue to provide the Executive all other benefits provided hereunder. As used herein, the term "disability" shall mean the complete and total inability of the Executive, due to illness, physical or comprehensive mental impairment to substantially perform all of his duties as described herein for a consecutive period of thirty (30) days or more.

6. Death. In the event of the death of the Executive, except with respect to any benefits which have accrued and have not been paid to the Executive hereunder, the provisions of this Employment Agreement shall terminate immediately. However, the Executive's estate shall have the right to receive compensation due to the Executive as of and to the date of his death and, furthermore, to receive an additional amount equal to one-twelfth (1/12) of the Executive's annual compensation then in effect as specified in Section 3, above.

7. Severance Pay. In the event that the Executive's employment is terminated by the Company other than for Cause, whether during or after the term of this Agreement, the Executive shall be entitled to receive his then current compensation as provided for in Section 3, payable at the Company's regular payment intervals, for a maximum period of one year following the date of termination or until the date on which Executive has successfully gained employment affording comparable compensation (whichever first occurs) so long as Executive shall not have breached the covenants set forth in Section 8; provided, that if any of such payments would (i) constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986 (the "Code") and (ii) but for this proviso be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), the amount payable hereunder shall be reduced to the largest amount which the Executive determines would result in no portion of the payments hereunder being subject to the Excise Tax. If the Executive voluntarily resigns his employment hereunder, or if his employment is terminated for Cause, the Executive shall not be entitled to any severance pay or other compensation beyond the date of termination of his employment. The foregoing provisions shall be applicable in addition to the provisions of Section 8 hereof.

8. Covenant Not to Compete; Trade Secrets. During the continuance of his employment by the Company and PTS and for a period of twenty-four (24) months after termination of his employment, the Executive shall not (a) anywhere in the United States, engage in any business which competes directly or indirectly with the Company or PTS or (b) directly or indirectly, use, disseminate, or disclose for any purpose other than for the purposes of the Company's business or that of PTS, any of the Company's or PTS' confidential information or trade secrets, unless such disclosure is compelled in a judicial proceeding. Upon termination of his employment, all documents, records, notebooks, and similar repositories of records containing information relating to any trade secrets or confidential information then in the Executive's possession or control, whether prepared by him or by others, shall be left with the Company or returned to the Company upon its request.

9. Change of Control. For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred on the date on which (a) any person or entity other than Executive or Bedford Capital Financial Corporation or Kenneth S. Phillips becomes the record or beneficial owner, directly or indirectly, of more than fifty percent (50%) of the then outstanding voting stock of the Company; (b) the shareholders of the Company approve a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or (c) the shareholders approve an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

10. Severability. It is the desire and intent of the parties that the provisions of Section 8 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular sentence or portion of
Section 8 shall be adjudicated to be invalid or unenforceable, the remaining portions of such section nevertheless shall continue to be valid and enforceable as though the invalid portions were not a part thereof. In the event that any of the provisions of Section 8 relating to the geographic areas of restriction or the period of restriction shall be deemed to exceed the maximum area or period of time which a court of competent jurisdiction would deem enforceable, the geographic areas and times shall, for the purposes of this Agreement, be deemed to be the maximum areas or time periods which a court of competent jurisdiction would deem valid and enforceable in any state in which such court of competent jurisdiction shall be convened.

11. Injunctive Relief. The Executive agrees that any violation by him of the agreements contained in Section 8 are likely to cause irreparable damage to the Company, and therefore agrees that if there is a breach or threatened breach by the Executive of the provisions of said sections, the Company shall be entitled to an injunction restraining the Executive from such breach. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies for such breach or threatened breach.

12.  Miscellaneous.

(a) Notices. Any notice required or permitted to be given under this Agreement shall be directed to the appropriate party in writing and mailed or delivered, if to the Company, to 555 Seventeenth Street, 14th Floor, Denver, Colorado 80202 or to the Company's then principal office, if different, and if to the Executive, to 2554 Linden Drive, Boulder, Colorado 80304.

(b) Binding Effect. This Agreement is a personal service agreement and may not be assigned by the Company or the Executive, except that the Company may assign this Agreement to a successor by merger, consolidation, sale of assets or other reorganization. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, and legal representatives.

(c) Amendment. This Agreement may not be amended except by an instrument in writing executed by each of the parties hereto.

(d) Applicable Law. This Agreement is entered into in the State of Colorado and for all purposes shall be governed by the laws of the State of Colorado.

(e) Counterparts. This instrument may be executed in one or more counterparts, each of which shall be deemed an original.

(f) Entire Agreement. This Agreement supersedes and replaces all prior agreements or other expressions or understandings between the parties related to the employment of the Executive by the Company.


          IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the date first above written.

PMC INTERNATIONAL, INC.


By:  /s/  Kenneth S. Phillips
Title:    President



PORTFOLIO TECHNOLOGY SERVICES, INC.


By:  /s/  Kenneth S. Phillips
Title:    President



THE EXECUTIVE:

/s/ David L. Andrus
David L. Andrus